MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

September 19, 2023

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 73 to Registration Statement on Form N-1A for MFS Series Trust XII (the "Trust") on behalf of MFS Lifetime Income Fund, MFS Lifetime 2025 Fund, MFS Lifetime 2030 Fund, MFS Lifetime 2035 Fund, MFS Lifetime 2040 Fund, MFS Lifetime 2045 Fund, MFS Lifetime 2050 Fund, MFS Lifetime 2055 Fund, MFS Lifetime 2060 Fund, and MFS Lifetime 2065 Fund (the "Funds") (File Nos. 333-126328 and 811-21780)

Ladies and Gentlemen:

On June 28, 2023, the Trust filed the above-referenced Post-Effective Amendment (the “PEA”) to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) to update disclosure in connection with changes to the principal investment strategies of the Funds. On August 10, 2023, the SEC staff (“Staff”) provided comments via telephone regarding the PEA, and on August 16, 2023 the Trust submitted its responses to such comments via EDGAR correspondence (the “Comment Response Letter”).

On August 30, 2023, the Staff provided additional follow-up comments via telephone specifically relating to the Funds’ “Other Expenses” arrangement’s application to Class R6 shares of the Funds. Each follow-up comment is summarized below, followed by MFS' response. Any term that is used, but not defined, in this letter retains the same meaning as used by MFS in the PEA.

1. Comment:
Please provide an accounting analysis for the treatment of “[e]xcess expense reimbursement from investment adviser” pursuant to the “Other Expenses” arrangement for Class R6 shares as “Net Investment Income” on the Statement of Operations in the Funds’ financial statements. Please consider Staff views that generally relate to reimbursement by the adviser or related parties. In your response, please consider Dear CFO Letter 1994-01 and the AICPA expert panel meeting minutes from July 18-19, 2022 and May 16-17, 2022.

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Response:
We developed our financial presentation of “Excess expense reimbursement from investment adviser” primarily based on the guidance provided in the AICPA Investment Companies Expert Panel (EP) minutes from May 2014. In addition to that guidance, our response also considers the Dear CFO Letter 1994-01 and the more recent guidance in the EP minutes from May and July 2022.  In considering the EP guidance, we noted that it is not entirely applicable to our facts and circumstances. The EP guidance is specific to instances where the fund-of-fund is being reimbursed for some or all of the acquired (underlying) fund fees and expenses or “AFFE” from the underlying funds in which the fund-of-fund invests. Specifically, the EP minutes refer to expense limitation agreements whereby they limit the total expenses of a fund-of-fund, inclusive of AFFE, which is not the case for the Funds which specifically define Other Expenses to exclude AFFE.

The nature of the payments made by the investment adviser to Class R6 shares of the Funds is based upon a written agreement to bear each Fund’s “Other Expenses” or make payment to such Fund that “Other Expenses” do not exceed the target disclosed level. The arrangement reflects that, unlike the other share classes, Class R6 shares do not receive sub accounting services, and to put R6 shareholders in a similar position to other non-Class R6 share classes given “Other Expenses” for those share classes have been waived to 0.00%.  The investment adviser makes a payment to Class R6 shares of the Funds in an amount equal to the target disclosed level, which is reflected as Excess expense reimbursement from investment adviser in the Statement of Operations in the Funds’ financial statements.

In developing our financial statement presentation of Excess expense reimbursement from investment adviser and for this response, we considered the five presentation options provided in the May 2014 EP minutes. We address our chosen option for presentation (i.e., Option 2 from those EP minutes) last.

Option 1 – Record the amount in excess of total operating expenses as a capital contribution by the investment adviser.

We agree with the EP’s comments that this presentation would be inconsistent with how other payments from the investment adviser are recorded. Investment adviser payments typically relate to either:
• Waivers of the fund’s direct expenses which in accordance with the FASB’s Accounting Standards Codification (ASC)

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  946-20-50-7 shall be disclosed on the face of the Statement of Operations as a reduction of total expenses.
As explained above, the adviser’s payment is not a waiver of either indirect expenses or direct expenses. It should also be noted that this accounting treatment could ultimately result in a situation similar to Option 3 below.

or

• Payments to a fund related to investment losses which in accordance with ASC 946-20-45-1, and consistent with the guidance in Dear CFO Letter 1994-01, would be reported as a contribution to capital and as a separate line item in the Statement of Operations as part of Net realized and unrealized gains (losses) from investments.
It should be noted that the payments from the investment adviser to Class R6 shares of the Funds are in no way related to investment losses and are not support payments.  Gain/loss accounting treatment is explored further in Option 4 below.

Also, the nature of the excess expense reimbursement from investment adviser relates to an on-going, written agreement to make payments to the Funds such that “Other Expenses” do not exceed a certain level with respect to Class R6 shares. Unlike capital contributions, which are typically infrequent and non-recurring in nature, the payments under this agreement are not a one-time event.

Option 3 – Record the amount in excess of total operating expenses as an expense reimbursement/waiver, resulting in negative net expenses.

We do not believe this option is appropriate as the Staff has made it clear in their remarks in the EP minutes that this is not an option that they would support.

Option 4 – Record the amount in excess of total operating expenses as a component of realized gain/loss.

Although the EP minutes from May 2014 note that some EP members believed that Option 4 provides better matching with how the amounts in excess of total operating expenses are recognized in the fund’s financial statements in comparison to Option 2, those EP members qualified their position saying that realized gain/loss

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presentation would only be preferable in reporting periods when the underlying funds do not make distributions from income.  The Funds, however, invest in underlying funds that pay dividends on a recurring basis. Additionally, given that there is no realization event that occurs as a result of the payments (i.e., the Fund’s holding in the underlying fund has not changed as a result of the investment adviser’s payment), MFS does not believe that realized gain/loss presentation would be appropriate.

Option 5 – Record the amount in excess of total operating expenses as a separate and distinct waiver/reimbursement following net expenses and preceding net investment income (included in net investment income, but not resulting in negative net expenses/negative net expense ratio).

We believe that this presentation may be more confusing for investors because it places the payment of excess expenses line item immediately after the line item for the Fund’s net expenses, in essence, presenting two levels of expense activity. Due to that placement and association, the payment may appear to investors to be a type of additional expense reimbursement.  As previously explained, the adviser’s payment is neither a waiver nor a reimbursement.

Option 2 – Record the amount in excess of total operating expenses as other income to the fund.

We believe that this option from the EP minutes most accurately represents the specific facts and circumstances of the Funds.  By presenting the adviser’s payment as part of investment income we are showing the impact of that payment in the financial statement area most closely associated with that payment.  The EP minutes from May 2014 also noted that the waiver/reimbursement in excess of total expenses should be included in net investment income on the Statement of Operations but that it was inappropriate to present the waiver/reimbursement of an underlying fund’s expenses as a reduction of the fund-of-funds operating expenses, resulting in negative net expenses and a negative net expense ratio.

We are not aware of any controlling GAAP guidance on how the adviser’s payment, given our fact pattern, should be treated beyond the options and guidance provided in the EP minutes, nor does there seem to be an industry best practice for presentation that has emerged. When there is a lack of GAAP guidance, investment advisers often look to the tax treatment to guide their GAAP policy.

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The tax treatment of the payment of excess expenses is to treat it as qualifying income which would be distributed to shareholders. In selecting Option 2 for our GAAP treatment of the adviser’s payment, we have aligned our book and tax treatment.

In accordance with the EP minutes, we have made prominent disclosure of the payment from investment adviser in the Statement of Operations and the Transactions with affiliates footnote in the Notes to financial statements for the Funds. As disclosed in the Notes to financial statements, the expenses and the expense ratios as shown in the Statement of Operations and the Financial Highlights, respectively, reflect only those expenses borne directly by the Funds and accordingly do not include AFFE (unlike the prospectus fee table). The nature of the payment of excess expenses relates to the adviser payment involved with respect to Class R6 shares in light of the application of the “Other Expenses” arrangement to Class R6 shares which do not incur sub-accounting expenses as described above.

Having considered all of the five options for presentation suggested in the EP minutes, we believe Option 2 is the best fit for our fact pattern and provides the clearest explanation for shareholders. Going forward, to make it clearer that the payment is not a reimbursement or waiver of direct or indirect expenses, we propose to enhance the line-item description in the Investment income section of the Statement of Operations from “Excess expense reimbursement from investment adviser” to “Payments from investment adviser for other expenses agreement” and include a footnote to the Statement of Operations directing investors to the Transactions with affiliates note for more information.

2. Comment:
In your response to Comment 2 in the Comment Response Letter, you indicate that the amount of the payment from the investment adviser to a Fund pursuant to the “Other Expenses” arrangement for Class R6 shares approximates the rate of sub-accounting expenses incurred by the non-Class R6 share classes of a Fund. Please provide an analysis as to how Class R6 shares have either a waiver or an expense reimbursement per instruction 3(e) to Item 3 of Form N-1A given that Class R6 shares do not incur sub-accounting expenses. Specifically, please explain what expenses are being waived or reimbursed for Class R6 shares if these expenses are not actually incurred by Class R6 shares. In your response, please consider the fact that the Staff has historically questioned (through the comment process with other registrants) the inclusion of negative expense ratios in the fee table.

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Securities and Exchange Commission
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Response:
The payment by MFS with respect to the Class R6 shares described above reflects the amount that the non-Class R6 shares of a Fund pay for sub-accounting services and that is being waived for the non-Class R6 share classes given MFS’ agreement to limit “Other Expenses” to 0.00% for those share classes. (It is further worth noting, for the sake of clarity, this payment with respect to the Class R6 shares is not directly related to waiving Acquired (Underlying) Fund Fees and Expenses or “AFFE”.)

We acknowledge that instruction 3(e) to item 3 of Form N-1A references expense reimbursements or fee waiver arrangements (and not specifically payments to a fund) and instructs funds in their “Fees and Expenses” tables to “use appropriate descriptive captions, such as “Fee Waiver [and/or Expense Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement]”.

In the “Fees and Expenses” table in each Fund’s prospectus, we deliberately do not use the “Fee Waiver [and/or Expense Reimbursement]” descriptive caption that is suggested in instruction 3(e) to item 3 of Form N-1A in an effort to account for the “Other Expenses” arrangement in the case of Class R6 shares. Specifically, we use the following modified descriptive captions: “Fee Reductions, Expense Reimbursements and/or MFS Payments” (emphasis added) and “Total Annual Fund Operating Expenses After Fee Reductions, Expense Reimbursements and/or MFS Payments” (emphasis added). Similarly, in footnote 1 to the table, we also include language to the effect that MFS has agreed in writing to “bear . . . or make payment to the fund” such that “Other Expenses” do not exceed 0.00% for the non-Class R6 share classes and the target disclosed level for Class R6 shares.  These disclosures are intended to convey that the Class R6 expense arrangements involve a payment by MFS to a Fund in addition to expense limitation / fee waiver arrangements applicable to all share classes of a Fund.

We believe that reflecting the MFS payment to the Fund in connection with the Class R6 fee arrangement described above is important and relevant information to include within the “Fees and Expenses” table itself and in the footnote to the table for a number of reasons.  First, we believe it would be confusing to shareholders if we did not reflect the MFS payment amount with respect to Class R6 shares in the table and, for example, only included it in the footnote to the table. A key purpose of the “Fees and Expenses” table of Form N-1A is to give shareholders and prospective shareholders a clear

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understanding and accurate representation of the expenses of the different share classes offered by a fund. With respect to a fund-of-funds in particular, Form N-1A specifically requires a line item for AFFE, which are relevant fees for shareholders of fund-of-funds to see, particularly in the case of a fund-of-funds such as the Funds which do not pay a direct management fee at the fund-of-fund level.

If we were to exclude the payment that MFS makes in connection with the fee arrangements that have been agreed to for at least one year pursuant to the “Other Expenses” arrangement for Class R6 shares, then the result would be that the Class R6 share expense ratio after reductions that would be shown in the final row of the “Fees and Expenses” table would be higher than the actual expense ratio after reductions experienced by Class R6 shareholders. Excluding the effect of the MFS payment made for Class R6 from the table calculations would thus result in an inaccurate representation of the total annual fund operating expenses after reductions for Class R6 shares actually incurred by shareholders.

Moreover, excluding the MFS payment from the calculations in the fee table would mean that the Class R6 expense ratio after reductions disclosed in the table would be the same as the Class I and Class R4 expense ratios after reductions since the payments from the adviser to Class R6 shares is the primary difference in expense structure among these share classes. Such an inaccurate depiction of the expense ratio after reductions experienced by Class R6 shareholders could lead shareholders who are eligible for Class R6 to choose Class R4 or Class I when Class R6 would have, in fact, been the more appropriate and less expensive share class for the shareholder.  This result is counter to the explicit purpose of the fee table, which is to help investors understand the costs of investing in a fund and/or share class and to compare those costs with the costs of other funds and/or share classes.  The rationale for reflecting the payments from the adviser to Class R6 shares in the “Fees and Expenses” table and the Class R6 expense ratio after including the effect of such payments is supported by the requirement to include AFFE in the “Fees and Expenses” table for a fund-of-funds.  In the adopting release requiring disclosure of AFFE in the table, the SEC stated:

“The amendments are designed to provide investors with a better understanding of the actual costs of investing in a fund that invests in other funds, which have their own expenses that may be as high or higher than the acquiring fund’s expenses.”  Fund of Funds Investments, Investment Company Act Release No. 27399 (June 20, 2006) [71 FR 36640 (June 27, 2006)].

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We believe that reflecting the payments to Class R6 shares in the table furthers the important goal cited above by the SEC regarding understanding the actual costs of investing in a fund and/or share class. While we are aware of historical Staff comments that have questioned the inclusion of negative expense ratios in the fee table, we believe that the facts and circumstances of the Funds and the presentation of the Class R6 “Other Expenses” fee arrangement in the fee table are distinguishable from such prior comments to other registrants. First, we note that the Class R6 net expense ratio shown in the table is not a negative number. Second, in the context of fund-of-funds, such as the Funds, we believe that the net expense ratio (after reflection of the payment by the adviser for Class R6 shares) and including the effect of AFFE is the most relevant expense ratio for Class R6 shareholders for the reasons noted above.

Finally, we note that the general instructions to Form N-1A state that it will be administered “in a way that will allow variances in disclosure or presentation if appropriate for the circumstances involved while remaining consistent with the objectives of Form N-1A.”  We believe that it is important to account for the payment made by MFS in respect of the Class R6 “Other Expenses” arrangement directly in the “Fees and Expenses” table calculations (as well as in the footnote to the table) for the reasons set forth above and that this practice is consistent with the spirit of the foregoing general instruction to Form N-1A.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

/S/ AMANDA S. MOORADIAN

Amanda S. Mooradian
Assistant Vice President and Senior Counsel
MFS Investment Management

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